

May 29, 2024

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

> **Re: Haoxin Holdings Limited**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed May 2, 2024**
> **File No. 333-269681**

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

Amendment No. 6 to Registration Statement on Form F-1 filed May 2, 2024

Risk Factors, page 21

1. We note that your $3.72 per share and $1.28 per share cited in the risk factor titled "You will experience immediate and substantial dilution" on page 57 do not match the corresponding per share amounts in your Dilution table on page 62. Please explain the differences or revise as appropriate.

Related Party Transactions, page 133

2. We note your response to prior comment 4, indicating that, with respect to your disclosure regarding short-term loans bearing no interest to Ms. Shasha Chen, you have updated the disclosure as of the latest practicable date, which is December 31, 2023. However, your tabular disclosure at page 133 appears to have been updated as of March 31, 2024. Please clarify whether no amount is due to Ms. Chen, as your March 31, 2024 column indicates, or whether $1,165,480 is due to Ms. Chen, as your December 31, 2023 column indicates. In this regard we also note disclosure at page F-27 indicating that the Company had fully recovered the outstanding amounts due from Mr. Lihai Zhang and Ms. Shasha Chen totaling $2,039,877.

General

3. Please make certain your disclosure regarding the Holding Foreign Companies Accountable Act (HFCAA) is up to date. For instance, we note remaining disclosure that "...under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law, and this ultimately could result in our ordinary shares being delisted by and exchange."

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt